UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SPENDSMART NETWORKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

84832P102
(CUSIP Number of Common Stock Underlying Warrants)

Alex Minicucci
Chief Executive Officer
SpendSmart Networks, Inc.
805 AeroVista Pl, Suite 205,
San Luis Obispo, California 93401
Phone: (877) 541- 8398
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$6,490,409	$885

(1)
Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 21,634,695 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase an aggregate of 17,918,675 shares of the Company’s common stock issued to investors and our placement agent participating in the Company’s private placement financing closed on February 11, 2014, February 21, 2014, March 6, 2014, and March 14, 2014 (the “2014 Warrants”), (ii) outstanding warrants to purchase an aggregate of  1,711,106 shares of the Company’s common stock issued to investors and our placement agent participating in the Company’s private placement financings closed on November 30, 2012, July 19, 2012, June 20, 2012, May 24, 2012 and March 31, 2012 (the “2012 Warrants”); (iii) outstanding warrants to purchase an aggregate of 1,569,935 shares of the Company’s common stock issued to investors and our placement agent participating in the Company’s private placement financing completed on January 19, 2011, May 20, 2011, October 21, 2011, and November 21, 2011 (the “2011 Warrants”); and (iv) outstanding warrants to purchase an aggregate of 434,979 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on November 16, 2010  (the “2010 Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $.30 per share of common stock, which represents the average of the high and low sales price of the common stock on October 27, 2014.

(2)	Calculated by multiplying the transaction value by 0.0001364.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $855	Filing Party: SpendSmart Networks, Inc.
Form or Registration Number: 005-59515	Date Filed: December 4, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2015 (the “Schedule TO”), relating to an offer by SpendSmart Networks, Inc. (the “Company”) to amend warrants to purchase an aggregate of 21,634,695 shares of common stock including: (i) outstanding warrants to purchase an aggregate of 17,918,675 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financing closed on February 11, 2014, February 21, 2014, March 6, 2014, and March 14, 2014; (ii) outstanding warrants to purchase an aggregate of 1,711,106 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financings closed on November 30, 2012, July 19, 2012, June 20, 2012, May 24, 2012 and March 31, 2012, as well as warrants issued to the placement agent in connection with such financings; (iii) outstanding warrants to purchase an aggregate of 1,569,935 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financing completed on January 19, 2011, May 20, 2011, October 21, 2011, and November 21, 2011, as well as warrants issued to the placement agent in connection with such; and (iv) outstanding warrants to purchase an aggregate of 434,979 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financings closed on November 16, 2010.

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and the related Offering Materials, as the same may be further amended or supplemented and filed with the SEC.

Item 1.  SUMMARY TERM SHEET

The information set forth in Item 4 below is incorporated herein by reference.

Item 4.  TERMS OF TRANSACTION

This Amendment No. 1 amends and supplements Items 1 and 4 of the Schedule TO as follows:

Extension of the Offer to Amend and Exercise

We are extending the Expiration Date of the Offer to Amend and Exercise until 5:00 p.m. Eastern Time on January 22, 2016, unless further extended. The Offer had been previously scheduled to expire at 5:00 p.m. Eastern Time on January 5, 2016. Throughout the Schedule TO, the Offer to Amend and Exercise and the other offering materials and acceptance and exercise documents, all references to the Expiration date of the Offer to Amend and Exercise are hereby amended to extend the Expiration Date of the Offer to Amend and Exercise until 5:00 p.m. Eastern Time on January 22, 2016.

Clarification Regarding Who May Participate in the Offer to Amend and Exercise

Although the Company requires that holders of Original Warrants complete an accredited investor questionnaire, holders of Original Warrants are not required to be accredited investors in order to participate in the Offer to Amend and Exercise. All holders of Original Warrants at the time of their investment in the Company’s private placement financings in 2010, 2011, 2012, and 2014 represented to the Company that they were accredited investors as of the date of their investment. If any holders of Original Warrants have ceased to be accredited investors, we ask that they indicate as such in the accredited investor questionnaire by checking the appropriate section marked either “The undersigned is not an ‘Accredited Investor’ because none of the above apply.” or “The undersigned entity is not an ‘Accredited Investor’ because none of the above apply.”

If the Company receives a completed accredited investor questionnaire from any holder of Original Warrants that desires to participate in the Offer to Amend and Exercise indicating that such holder is no longer an accredited investor, the Company will, prior to the Expiration Date, file as part of a subsequent amendment to its Schedule TO and distribute to all holders of Original Warrants supplemental disclosure which includes all of the information required by Rule 502 of Regulation D and will extend the Expiration Date of the Offer to Amend and Exercise to the extent required under the Exchange Act and rules promulgated thereunder.

Accordingly, the Offer to Amend and Exercise section entitled “Offering Summary” subsection “Conditions” paragraph (i) Summary of Terms and the section entitled “Conditions to the Offer to Amend and Exercise” are hereby amended by inserting the two preceding paragraphs of this “Clarification Regarding Who May Participate in the Offer to Amend and Exercise” at the end thereof.

Clarification of Withdrawal Rights

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to the Company at any time prior to the Expiration Date, which is now January 22, 2016. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date. In addition, you may change your mind and submit a Notice of Withdrawal to us after January 22, 2016, if your Original Warrants and other acceptance and exercise documents have not been accepted by us prior to February 17, 2016.

New Warrant

The Company is amending the New Warrant to amend the exercise price from $0.35 to $0.15. Throughout the Schedule TO, the Offer to Amend and Exercise and the other offering materials and exercise document to include but not be limited to the form of New Warrant, all references to the exercise price of New Warrant are hereby amended from $0.35 to $0.15.

Clarification Regarding Compliance with State Law

All statements in the Offer to Amend and Exercise stating that the Company will not accept any Election to Consent, Participate and Exercise Warrant from or on behalf of Original Warrant holders “in any jurisdiction in which the Offer to Amend and Exercise or the exercise of the Amended Warrants would not be in compliance with the laws of such jurisdiction” and any statements of similar import contained in the Offer to Amend and Exercise and the other Offering Materials and Acceptance and Exercise Documents are hereby deleted and replaced with the following: “The Company will not accept any Election to Consent, Participate and Exercise Warrant from or on behalf of Original Warrant holders in any state where the Company is prohibited from making the Offer to Amend and Exercise by administrative or judicial action pursuant to a state statute after a good faith effort by the Company to comply with such statute.”

Item 10.	FINANCIAL STATEMENTS.

This Amendment No. 1 amends and supplements Item 10(a) as follows:

The following table sets forth information regarding the Company’s ratio of earnings to fixed charges for each of the periods shown.

	Year ended December 31,		Nine months ended September 30,
	2014	2013	2015	2014
Ratio of Earnings to Fixed Charges	(29.5)	(20.0)	(17.6)	(29.0)

Item 12.	EXHIBITS.

The following are attached or incorporated by reference as exhibits to this Schedule TO:

(a)	(1)(A)*	Letter to Holders of Original Warrants
	(1)(B)*	Offer to Amend and Exercise
	(1)(C)*	Form of Election to Participate and Exercise Warrant
	(1)(D)*	Form of Notice of Withdrawal
	(1)(E)*	Form of Amendment $1.10 2014 Warrant
	(1)(F)*	Form of Amendment $1.27 2014 Warrant
	(1)(G)*	Form of Amendment $7.50 2012 Warrant
	(1)(H)*	Form of Amendment $9.00 2012 Warrant
	(1)(I)*	Form of Amendment $12.00 2012 Warrant
	(1)(J)*	Form of Amendment $6.00 2011 Warrant
	(1)(K)*	Form of Amendment $7.50 2011 Warrant
	(1)(L)*	Form of Amendment $9.00 2011 Warrant
	(1)(M)*	Form of Amendment $6.00 2010 Warrant
	(1)(N)*	Form of Amendment $9.00 2010 Warrant
	(1)(O)*	Form of Amendment $7.50 2010 Warrant
	(1)(P)	Supplemental Information Letter to Holders of Original Warrants
	(5)(A)*	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the SEC on November 16, 2015
	(5)(B)*	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (as filed with the SEC on August 14, 2015 and incorporated herein by reference)
	(5)(C)*	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (as filed with the SEC on May 15, 2015 and incorporated herein by reference)
	(5)(D)*	Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (as filed with the SEC on April 3, 2015 and incorporated herein by reference)
	(5)(E)*	Form of $1.10 2014 Warrant

(5)(F)*	Form of $1.27 2014 Warrant
(5)(G)*	Form of $7.50 2012 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 14, 2012)
(5)(H)*	Form of $9.00 2012 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 14, 2012)
(5)(I)*	Form of $12.00 2012 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on December 14, 2012)
	(5)(J)*	Form of $6.00 2011 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 25, 2011)
	(5)(K)*	Form of $7.50 2011 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 25, 2011)
	(5)(L)*	Form of $9.00 2011 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 25, 2011)
	(5)(M)*	Form of $6.00 2010 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 22, 2010)
	(5)(N)*	Form of $9.00 2010 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 22, 2010)
	(5)(O)*	Form of $7.50 2010 Warrant (incorporated by reference to exhibit 10.73 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 22, 2010)
	(5)(P)*	Form of New Warrant
(b)	(1)*	None.
(c)		Not applicable.
(d)	(1)*	Warrant Agent Agreement dated August 17, 2015, by and between the Company and Maxim Group, LLC
(e)		None.
(f)		None.
(g)		None.
(h)		Not applicable.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPENDSMART NETWORKS, INC.

By:	/s/ Alex Minicucci
Name:	Alex Minicucci
Title:	Chief Executive Officer

Date: December 21, 2015